April 30, 2010

VIA EDGAR

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds:
Adams Harkness Small Cap Growth Fund (File Nos. 811-03023 and 2-67052)

Dear Ms. Browning:

The Forum Funds (the “Registrant”) filed Post-Effective Amendment No. 273 (“PEA 273”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosures in the prospectus and statement of additional information for the Adams Harkness Small Cap Growth Fund and Polaris Global Value Fund on March 1, 2010 (accession number 0000315774-10-000056).

Following below is a summary of the comments you and your colleague, Richard Pfordte, provided via telephone on Monday, April 26 and Tuesday, April 27, 2010 regarding the Adams Harkness Small Cap Growth Fund and the Registrant’s responses to the comments.  Defined terms used below have the same meanings as in the Fund’s prospectus included in PEA 273.  The changes to the Fund’s prospectus as described below have been included in PEA No. 279 filed on April 30, 2010, pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (“1940 Act”).

PROSPECTUS

1. COMMENT:  Please revise the paragraph preceding the fee table to conform to new Form N-1A.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

2. COMMENT:  In the fee table, please insert “, as applicable” at the end of the Redemption Fee caption, as required by new Form N-1A and either delete the reference to footnote (1) to the table or insert such footnote (1).  Please also confirm that AFFE do not exceed 0.01% or include a separate caption in the fee table for AFFE.

RESPONSE:  Registrant has revised the Redemption Fee caption and deleted the footnote consistent with the Staff’s comment.  Registrant confirms that AFFE do not exceed 0.01%.

K&L Gates

U.S. Securities and Exchange Commission
April 30, 2010

3. COMMENT:  Please format the Example as a chart to conform to new Form N-1A.

RESPONSE:  Registrant has revised the format of the Example consistent with the Staff’s comment.

4. COMMENT:  Given the Fund’s Item 9 disclosure (regarding various types of equity securities, including convertible securities, preferred stock and common stock), please consider whether the Fund’s 80% policy should reference “equity securities” rather than “common stock.”  If the reference to common stock is accurate, please include disclosure in the Principal Investment Strategies of any other type of investment (e.g., convertible securities or preferred stock) that may comprise up to 20% of the portfolio.

RESPONSE:   Registrant has revised the disclosure to reference equity securities rather than common stock.

5. In the last sentence of the first paragraph regarding Principal Investment Strategies, if accurate, please clarify that “Smaller companies are defined by the Adviser as ….” (Emphasis supplied.)

RESPONSE:   Registrant has revised the disclosure consistent with the Staff’s comment.

6. COMMENT:    In Principal Investment Risks, please revise the Principal Investment Risk disclosure of Equity Risk to include common stock risk (i.e., common stock is subordinate to debt and certain other securities).  In addition, please revise the Fund’s Principal Investment Strategies to discuss investments in IPOs and frequent trading in light of the disclosure of IPO Risk and Portfolio Turnover Risk.  Please also consider revising “Smaller Company Risk” to encompass “Smaller and Medium Company Risk.”

RESPONSE:  Registrant has revised Equity Risk to include common stock risk.  Registrant has also revised the Principal Investment Strategies section to disclose the potential for investments in IPOs and the potential for frequent trading.  Registrant respectfully declines the Staff’s comment to revise “Smaller Company Risk” to include medium capitalization companies because the average market capitalization of the Fund’s portfolio has historically been $1.0-$1.3 billion, which is within the small capitalization universe, as generally defined by industry practice and the Fund’s benchmark, the Russell 2000 Growth Index.

K&L Gates

U.S. Securities and Exchange Commission
April 30, 2010

7. COMMENT:  Please revise the introductory paragraph under Performance Information to conform to new Form N-1A.  In addition, please move the last paragraph of the section to appear before the Average Annual Total Returns table.

RESPONSE:  Registrant has revised the introductory paragraph under Performance Information consistent with the Staff’s comment.   Registrant respectfully declines the Staff’s request to move the paragraph regarding the Average Annual Total Returns table to appear before, rather than after, the table because new Form N-1A only requires that the paragraph appear “[a]djacent to the table” and does not require that the paragraph appear “before” the table.

8. COMMENT:  Please revise the first sentence of the Portfolio Manager disclosure to state, “Mary Lisanti is the portfolio manager of the Fund.”

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

9. COMMENT:  In the paragraph regarding Payments to Broker-Dealers and Other Financial Intermediaries, please replace “fund supermarket” with “bank,” as required by the new Form N-1A, or include a definition of “fund supermarket.”

RESPONSE:  Registrant has included a definition of fund supermarket on page 13 as part of the discussion of Payments to Financial Intermediaries consistent with the Staff’s comment.

10. COMMENT:  Consistent with Registrant’s response to comment 4, above, please consider deleting the sidebar definition of “Debt Security,” “Preferred Stock” and “Convertible Security.”

RESPONSE:  Consistent with the response to comment 4, above, in which Registrant expanded the Fund’s 80% policy to encompass all equity securities (rather than just common stock), Registrant respectfully declines the Staff’s comment.

11. COMMENT:  The Staff objects to equivocal language (e.g., “including,” “such as,” etc.) in the disclosure.  Please remove such language, wherever possible.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

K&L Gates

U.S. Securities and Exchange Commission
April 30, 2010

12. COMMENT:  Please consider whether it would be appropriate to augment the summary disclosure to include information on the Adviser’s Sell Discipline, as described in Item 9.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

13. COMMENT:  Please consider revising or deleting the Recent Market Events disclosure in Item 9, given that it focuses on the fixed income markets and the Fund is an equity fund.

RESPONSE:  Registrant respectfully declines to revise the disclosure given that turmoil in the fixed income markets has impacted the equity markets, as explained in the disclosure.

14. COMMENT:  In the Management section, in the second paragraph under the Adviser heading, please state that the Adviser may recoup fees waived, if accurate.

RESPONSE:  Registrant respectfully declines the Staff’s comment as the Adviser is not currently entitled to recoup fees waived or expenses reimbursed.

15. COMMENT:  Please revise the last sentence of the first paragraph under the Portfolio Manager heading, on page 8, to clarify who gave Ms. Lisanti a “top” ranking and ranked her “#1.”

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

16. COMMENT:  Please eliminate the ability of certain shareholders to purchase shares in-kind or explain why the policy to accept purchase orders from certain shareholders in-kind does not violate Section 18(f) of the 1940 Act.

RESPONSE:  Section 18(f) of the 1940 Act generally makes it “unlawful for any registered open-end company to issue any class of senior security or to sell any senior security of which it is the issuer.  Section 18(g) defines “senior security” to mean, as applicable here, “any stock of a class having priority over any other class as to the distribution of assets or payment of dividends.”  Because the ability of a shareholder to purchase in kind does not in any way give that shareholder priority (of right or claim) over any other shareholder as to the Fund’s assets or payment of dividends, it does not create a senior security within the plain language of the statute.

K&L Gates

U.S. Securities and Exchange Commission
April 30, 2010

Registrant understands that since Section 18 was originally adopted, the Staff has interpreted Section 18 more broadly than suggested by the plain language of the provision.  In particular, the Staff has interpreted Section 18 to apply to leverage transactions and to any material difference in the rights of a company’s shareholders.  See Data Concepts Fund, Inc. (pub. avail. Aug. 25, 1980).  Registrant does not understand the Staff in this instance to contend that the permitted in kind purchases constitute a leverage transaction, but rather potentially a material difference in the rights of the Fund’s shareholders – namely, those who purchase in kind and those who purchase in cash.

In support of its contention that the Fund’s permitting in kind purchase transactions may violate Section 18(f), the Staff cites Rule 18f-1.  Rule 18f-1 permits mutual funds to make in kind redemptions, provided that the fund has filed an election on Form N-18F-1 and disclosed such election in its registration statement.  The Staff argues that Rule 18f-1 would not have been required if in kind redemptions did not create a senior security and that just as in kind redemptions create a senior security, in kind purchases create a senior security.

The administrative history of Rule 18f-1 makes clear, however, that the possibility of all shareholders receiving an in kind redemption did not create any Section 18(f) issue.  Rather, a Section 18(f) was precipitated, if at all, by certain states adopting laws that prevented funds from redeeming shareholders from those states in kind.  Such laws arguably created a senior security under Section 18(f) by guaranteeing shareholders from those states cash redemptions.  Rule 18f-1 was adopted by the SEC to permit funds to waive their in kind redemption rights with respect to relatively small redemptions and thereby avoid any potential Section 18(f) issue created by such laws.  Registrant is not aware of any similar state laws regarding in kind purchases and, therefore, asserts that the in kind purchases permitted by the Fund do not give rise to a Section 18(f) issue.

In support of its position, Registrant notes the following:  In-kind purchases are potentially available to all shareholders – not any particular or select group of shareholders.  More information regarding the potential for an in-kind purchase of Fund shares is available on page 24 of the Fund’s SAI, which states:

Fund shares are normally issued for cash only. In the Adviser’s discretion, however, the Fund may accept portfolio securities that meet the investment objective and policies of the Fund as payment for Fund shares. The Fund will only accept securities that: (1) are not restricted as

K&L Gates

U.S. Securities and Exchange Commission
April 30, 2010

transfer by law and are not illiquid; and (2) have a value that is readily ascertainable (and not established only by valuation procedures).

Under these circumstances, Registrant asserts that the Fund’s ability to accept in kind purchases does not violate Section 18(f).

17. COMMENT:  In the presentation of Portfolio Manager Past Performance, please make the following changes: (a) in the first line of the first paragraph, replace “other mutual funds” with “all other mutual funds and accounts;” (b) in the second-to-last sentence of the second paragraph, insert “during the time periods indicated;” (c) in connection with the last paragraph, explain why the data presented is unaudited; and (d) delete the last sentence of the last paragraph or explain supplementally why the methodology used to calculate the performance shown would have been different given that the it is based on the performance of mutual funds subject to Section 2(a)(41) of the 1940 Act.

RESPONSE:  (a) Registrant respectfully declines the Staff’s comment based on the Staff’s position in Bramwell Growth Fund (pub. avail. Aug. 7, 1996).  There, the Staff permitted a portfolio manager to present the performance she had achieved while previously managing another mutual fund as related performance in her current fund’s prospectus.  The Staff did not condition the presentation of that performance on her showing the performance she had achieved in all accounts managed in a substantially similar manner.  The Staff’s position in Bramwell stands in contrast to its position in Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).  In Nicholas-Applegate, the Staff permitted a portfolio manager to present a composite of the performance achieved on behalf of private accounts managed in a substantially similar manner, provided that the manager presented information on all of the accounts managed.  Here, Registrant relies on Bramwell – and not on Nicholas-Applegate – as support for its performance presentation.  Registrant further asserts that the presentation of performance achieved on behalf of private accounts may be misleading insofar as such accounts are not subject to the same 1940 Act restrictions, limitations and regulation or the same fee structure as a registered fund.  Accordingly, Registrant contends that the current presentation of only the mutual funds previously managed by the portfolio manager not only complies with Bramwell but presents for investors the most relevant related performance information.

 (b) Registrant has made the insertion requested by the Staff’s comment.

(c) Adviser has informed Registrant that, with respect to each complete fiscal year of each related fund presented, the performance data was audited.  Adviser states, however, that because portfolio manager’s tenure with each fund did not necessarily coincide with a complete fiscal year, the periods presented may be unaudited, in part.  Based upon this information from Adviser, Registrant has included the statement in the disclosure that the performance presented may be unaudited, in part.

(d) Registrant has deleted the sentence in light of the fact that all displayed performance is of registered mutual funds and, therefore, would have been calculated as required by the 1940 Act and Form N-1A.

18. COMMENT:  Please delete the last sentence of the first paragraph in the General Information section, regarding purchases when the NYSE is closed; or replace “Under unusual circumstances” in the first clause of the sentence with “In an emergency,” and explain how the policy to accept such purchases complies with Rule 22c-1.

RESPONSE:  The Fund notes that many mutual funds, including other series of the Registrant, began to include such disclosure in their prospectuses following the tragic events of September 11, 2001.  The Fund further notes that no series of the Registrant has had to rely on this disclosure yet.  The Fund (like other series of the Registrant), nonetheless, plans to include it to provide a basis for Fund transactions in the case of extraordinary circumstances.  The Trust asserts that the disclosure on its face does not present a compliance issue under Rule 22c-1 as Rule 22c-1(b) provides that the Fund will compute its net asset value per share at the specific time or times during the day determined by the Fund’s board with the exception of, among other things, those days listed in the prospectus.

19. COMMENT:  In the second paragraph of the General Information section, please clarify that, in addition to the Transfer Agent, certain financial intermediaries are qualified to receive purchase orders of the Fund.

RESPONSE:  Consistent with the Staff’s comment, Registrant has inserted new disclosure regarding authorized agents of the Fund.

20. COMMENT:  In the General Information section, at the end of the last sentence of the first paragraph discussing When and How NAV is Determined, please insert “, as permitted by the SEC.”

RESPONSE:  Registrant respectfully declines the Staff’s comment.

K&L Gates

U.S. Securities and Exchange Commission
April 30, 2010

21. COMMENT:  In the paragraph regarding Transactions Through Financial Intermediaries, please clarify that investors will receive the 4 p.m. price if they submit their order in proper form to a financial intermediary by 4 p.m.

RESPONSE:  Consistent with the Staff’s comment, Registrant has inserted new disclosure in this section.

22. COMMENT:  In the first sentence of the second-to-last paragraph regarding Account Application Customer Identity Verification, please delete “your application will normally be accepted and” or clarify who determines whether to accept it and what is considered in making that determination.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

23. COMMENT:  In the last paragraph regarding Limitations on Frequent Purchases, please state how long the Fund has to refuse a purchase request.

RESPONSE:  Registrant notes that the Fund, though required to accept redemptions, is not required to accept purchases and may decline any purchase order at any time.  Accordingly, Registrant respectfully declines the Staff’s comment.

24. COMMENT:  In light of the disclosed potential for Redemptions In-Kind, please confirm that all such redemptions would include only liquid securities or revise the disclosure accordingly.

RESPONSE:  Registrant confirms that any redemption in-kind would include only liquid securities.

SAI

25. COMMENT:    Please separate the disclosure regarding the Fund’s principal investment strategies and risks from that regarding the Fund’s non-principal investment strategies and risks.

RESPONSE:  Registrant respectfully declines the Staff’s comment and notes that disclosure as to the Fund’s principal strategies and risks is included in the Fund’s prospectus.

K&L Gates

U.S. Securities and Exchange Commission
April 30, 2010

26. COMMENT:    Please revise the Borrowing disclosure to clarify that the Fund’s obligation to reduce borrowings in the event of a shortfall in asset coverage applies “within 3 days (excluding Sundays and holidays).”  (Emphasis supplied.)

RESPONSE:  Registrant has revised the disclosure in the Fund’s SAI consistent with the Staff’s comment.

27. COMMENT:    In the Illiquid Securities disclosure in each SAI, please note that the requirement to take certain steps in the event of excessive illiquidity is not a statutory requirement but rather an SEC position and, accordingly, delete “if required by law.”

RESPONSE:  Registrant has deleted the applicable disclosure.

28. COMMENT:    Please consider whether it is necessary or appropriate to add disclosure regarding reverse repurchase agreements and/or securities lending as the Fund’s Fundamental Limitation on Making Loans permits such activities.

RESPONSE:  Being advised by the Adviser that the Fund does not engage in reverse repurchase agreements or securities lending, Registrant respectfully declines the Staff’s comment.

29. COMMENT:    If the Fund is permitted to pledge assets to secure borrowings, please state what percentage of assets may be so pledged.  If not, please state so supplementally.

RESPONSE:  Registrant has revised the Fund’s borrowing disclosure consistent with the Staff’s comment.

30. COMMENT:    Please consider whether it is necessary or appropriate to add disclosure regarding shorting as each Fund’s Non-Fundamental Limitation on Short Sales permits such activities.

RESPONSE:  Being advised by the Adviser that the Fund does not engage in short sales, Registrant respectfully declines the Staff’s comment.

31. COMMENT:    In connection with the Fund’s Fundamental Limitation regarding Concentration, please note that it is the Staff’s position that a fund is concentrated if it invests 25% or more (and not more than 25%) in the same industry and revise the disclosure accordingly.

K&L Gates

U.S. Securities and Exchange Commission
April 30, 2010

RESPONSE:  Registrant respectfully declines the Staff’s comment in light of new Form N-1A, which explicitly defines concentration as an investment of more than 25% in any one industry.

*           *           *           *           *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9187.

Kind regards,

/s/ Francine Rosenberger

Francine J. Rosenberger

cc: David Faherty

Atlantic Fund Administration, LLC